VINCI

02034739

Rueil, 21 may 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

SEC MAIL RECEIVED PROCESSING
JUN 1 8 2002
WASH. D.C. 135 SECTION

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) - File N° 82-4781

Dear Madam,

Please find enclosed recently issued press releases :

- Vinci organisation
- Successful Offering of Vinci Convertible Bonds
- Increase of the issue size of Vinci Convertible Bonds

SUPPL

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

PROCESSED
JUN 1 3 2002
THOMSON
FINANCIAL

Very truly yours,

Christian Labeyrie
Chief Financial Officer

dlw 6/11

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.groupe-vinci.com

Société Anonyme au capital de 843 746 020 Euros
RCS 552 037 806 Nanterre - TVA FR 32 552 037 806

VINCI

Rueil-Malmaison, 26 April 2002

Press release

Increase of the issue size of VINCI Convertible Bonds

Following the success of the Offering of bonds convertible into new shares and/or exchangeable for existing shares ("OCEANE") launched by VINCI on 22 April 2002, the size of the Offering has been increased from € 435 million to € 500.25 million (i.e. + 15%).

The final terms of the Offering are as follows:

- Issue size: € 500,250,060;
- Conversion ratio: one (new or existing) VINCI share for one bond;
- Maturity: 1 January 2018;
- Denomination: € 90, corresponding to a conversion premium of 25 % above the share reference price of € 72;
- Number of bonds: 5,558,334;
- Coupon: 2.00 %;
- Yield-to-maturity: 3.875 %;
- Redemption price: 139.4 % of par, i.e. € 125.46;
- Early redemption at the option of VINCI: from 1 January 2006, subject to the share price being higher than 125 % of the accreted value;
- Early redemption at the option of the bondholder: on 2 May 2006, 2 May 2010 and 2 May 2014, at the accreted value.

Application has been made to list the bonds on the *Premier Marché* of Euronext Paris with effect from 2 May 2002, under Sicovam code n° 18841.

Press Contact : Virginie CHRISTNACHT
Tel : 01 47 16 31 82 / Fax : 01 47 16 33 88
e-mail : vchristnacht@vinci.com
This press release is available in French, English and German on the VINCI website: www.vinci.com

This press release has been issued by VINCI and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by BNP Paribas London Branch. BNP Paribas London Branch is acting for VINCI and no one else in connection with the offer of Bonds and will not be responsible to any other person for providing the protections afforded to its clients, or for providing advice in relation to the proposed offer.

This announcement may not be published or distributed in the United States. It is not an offer of securities for sale in the United Startes or in any other jurisdiction. The securities have not been, and will not be, registered under the U.S. Securities Act of 1993, as amended and cannot be offered or sold in the United States without having received the relevant authorisations or registrations or without any applicable exemption.
This announcement may not be published or distributed in Canada or in Japan. It is not an offer of securities for sale in Canada or in Japan.

Stabilisation / FSA

VINCI

Rueil-Malmaison, 23 April 2002

Press release

Successful Offering of VINCI Convertible Bonds

VINCI launched on 22 April 2002 bonds convertible into new shares and/or exchangeable for existing shares of VINCI (« OCEANE »).

The Offering, lead-managed by BNP Paribas, was covered within three hours of the beginning of the book-building process.

The issue size of € 435 million may be increased to € 500.25 million upon exercise by BNP Paribas of an over-allotment option.

The final terms of the Offering are as follows (subject to granting of the final COB visa):

- Conversion ratio: one (new or existing) VINCI share for one bond;
- Maturity: 1 January 2018;
- Denomination: € 90, corresponding to a conversion premium of 25 % above the share reference price of € 72;
- Number of bonds: 4,833,334 bonds, which may be increased to 5,558,334 bonds in the event the over-allotment option is exercised;
- Coupon: 2.00 %;
- Yield-to-maturity: 3.875 %;
- Redemption price: 139.4 % of par, i.e. € 125.46;
- Early redemption at the option of VINCI: from 1 January 2006, subject to the share price being higher than 125 % of the accreted value;
- Early redemption at the option of the bondholder: on 2 May 2006, 2 May 2010 and 2 May 2014, at the accreted value;
- Issue date: 2 May 2002.

This convertible bond issue falls within the refinancing of acquisitions made by VINCI, in particular its recent acquisition of a 16.4 % stake in the share capital of ASF, a French company that operates under a concession some 2,800 km of motorways in the south and west of France.

It will also enable VINCI to extend the average maturity of its financings and lower the average cost of its debt, while at the same time preserving the interests of its shareholders as VINCI may deliver either new shares, existing shares or a combination of both in the event of conversions.

Press Contact : Virginie CHRISTNACHT
Tel : 01 47 16 31 82 / Fax : 01 47 16 33 88
e-mail : vchristnacht@vinci.com
This press release in available in French, English and German
on the VINCI website: www.vinci.com

This press release has been issued by VINCI and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by BNP Paribas London Branch. BNP Paribas London Branch is acting for VINCI and no one else in connection with the offer of Bonds and will not be responsible to any other person for providing the protections afforded to its clients, or for providing advice in relation to the proposed offer.
Stabilisation / FSA

This announcement may not be published or distributed in the United States. It is not an offer of securities for sale in the United Startes or in any other jurisdiction. The securities have not been, and will not be, registered under the U.S. Securities Act of 1993, as amended and cannot be offered or sold in the United States without having received the relevant authorisations or registrations or without any applicable exemption.
This announcement may not be published or distributed in Canada, in Japan or in Australia. It is not an offer of securities for sale in Canada, in Japan ou in Australia.

April 16, 2002

Press release

Vinci organisation

Antoine Zacharias has announced the following measures with regard to Vinci's organisation:

A. In addition to Bernard Huvelin, senior executive vice president and member of the Board, the appointments of Xavier Huillard and Roger Martin as senior executive vice presidents of Vinci will be proposed at the next Board Meeting .

B. The new Vinci management team in charge of the four operating divisions will be as follows:

- Xavier Huillard will take over at the head of GTIE, replacing Christian Péguet, who has decided to retire;
- Dario d'Annunzio is appointed president of Vinci Concessions, and remains chairman of Cofiroute;
- Philippe Ratynski, president of Vinci Construction's international subsidiaries, will take over from Xavier Huillard as president of Vinci Construction;
- Roger Martin is Chairman of Eurovia.

C. The Executive Board, chaired by Antoine Zacharias, now comprises:

- Bernard Huvelin, senior executive vice president of Vinci
- Xavier Huillard, senior executive vice president of Vinci and chairman of GTIE
- Roger Martin, senior executive vice president of Vinci and chairman of Eurovia
- Dario d'Annunzio, president of Vinci Concessions and chairman of Cofiroute
- Philippe Ratynski, president of Vinci Construction
- Christian Labeyrie, chief financial officer
- Pierre Coppey, director of corporate communications, human resources and synergies

Press contact: Virginie Christnacht
Tel: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
e-mail: vchristnacht@vinci.com
This press release is available in French, English and German at: www.vinci.com